Filed by First Community Bancorp

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Foothill

Independent Bancorp

Commission File No.: 0-11337

PRESS RELEASE

First Community Bancorp (NASDAQ: FCBP)	Foothill Independent Bancorp (NASDAQ: FOOT)
Contact: Matthew P. Wagner President and Chief Executive Officer 120 Wilshire Boulevard Santa Monica, California 90401 Phone: (310) 458-1521 x271	Contact: George E. Langley President and Chief Executive Officer 510 South Grand Avenue, 2d Floor Glendora, CA 91741 Phone: (626) 963-8551

FOR IMMEDIATE RELEASE	DECEMBER 15, 2005

FIRST COMMUNITY BANCORP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
FOOTHILL INDEPENDENT BANCORP

— Foothill Acquisition to Add Over $794 Million in Assets and Twelve Branches for First
Community in Los Angeles, Riverside and San Bernardino Counties —

RANCHO SANTA FE, CA ... First Community Bancorp (Nasdaq: FCBP) today announced the signing of a definitive agreement and plan of merger to acquire all of the outstanding common stock and options of Foothill Independent Bancorp (Nasdaq: FOOT) for $238.0 million in consideration consisting of First Community Bancorp common stock for the outstanding common stock of Foothill and cash for the Foothill stock options.  Foothill Independent Bancorp, which is headquartered in Glendora, California, is the parent of Foothill Independent Bank and had $794 million in assets and twelve branches across Los Angeles, Riverside and San Bernardino Counties at September 30, 2005.

Pursuant to the terms of the definitive agreement, Foothill shareholders will receive First Community common stock for their shares of Foothill common stock in a tax-free transaction, and Foothill option holders will receive cash, net of applicable taxes withheld, for the value of their unexercised stock options. The definitive agreement provides a mechanism for determining an initial exchange ratio of approximately 0.4982 shares of First Community common stock for each Foothill share, based on the average closing price of First Community’s common stock over a 15 trading day measurement period preceding the signing of the definitive agreement, which was $52.47 per share.  On the basis of that ratio, and assuming all currently outstanding Foothill options are cancelled for cash, each Foothill shareholder would receive approximately $26.14 in First Community common stock for each of their Foothill shares.

The initial exchange ratio and the number of First Community shares that each Foothill shareholder will receive will adjust depending on the average closing price of First Community’s common stock over a final 15 trading day measurement period ending two trading days prior to the closing of the transaction, thereby fixing the total consideration to holders of Foothill common stock and options at $238 million.  However, if First Community’s average common stock price over the final measurement period is less than $45.91 per share, then the final exchange ratio would become fixed at approximately 0.5694 First Community shares for each Foothill share, and the value of the total merger consideration would decrease accordingly.  If, on the other hand, First Community’s average common stock closing price over that final measurement period is greater than $59.03 per share, the final exchange ratio would become fixed at approximately 0.4428 First Community shares for each Foothill share, and the value of the total merger consideration would increase accordingly.

The transaction is subject to customary conditions, including the approval of both Foothill’s and First Community’s shareholders and bank regulatory authorities, and is expected to close in the second quarter of 2006.  Immediately following the completion of the acquisition, it is anticipated that Foothill Independent Bank will be merged into Pacific Western National Bank, a Los Angeles-based wholly owned subsidiary of First Community.

Matt Wagner, President and Chief Executive Officer of First Community Bancorp commented, “We are very pleased to have reached this agreement with Foothill.  Foothill has built a valuable franchise that complements our strategy on numerous fronts.   Geographically, Foothill’s footprint in the Inland Empire will extend First Community’s presence in an important, fast-growing region, and provide an even greater platform for organic growth.  Financially, Foothill’s high percentage of noninterest bearing deposits matches our deposit mix and we expect it to help us preserve our net interest margin going forward.   Additionally, Foothill’s relatively low loan to deposit ratio also provides further liquidity for lending.  Finally, as an all stock transaction, we expect the deal to augment our tangible book value.”

Foothill Independent Bancorp’s President and Chief Executive Officer George Langley, who will join First Community’s Board of Directors upon completion of the transaction, stated that, “The managements of Foothill and First Community have long admired each other’s organization.  Foothill will help First Community increase its already important presence in the Inland Empire and enhance what is one of the premier community banking franchises in Southern California.  We believe this transaction will provide a great opportunity going forward for our shareholders, as it will enable them to convert their investment in Foothill into a larger, more rapidly growing financial institution in a tax-free transaction, allowing them to meaningfully participate in the expected benefits of the combination of First Community and Foothill.”

Added Mr. Langley, “We also believe that a combination of First Community and Foothill is particularly advantageous from a strategic standpoint to our customers due to, among other things, the complementary nature of our two organizations, First Community’s existing presence in and understanding of our markets, and the combined entity’s ability to provide additional financial resources and products to better serve our customers.”

Mr. Langley continued, “Our employees also stand to benefit from having the opportunity to work for a larger, more diverse financial institution.”

On September 13, 2005, First Community announced that it had entered into a definitive agreement to acquire all of the outstanding common stock and options of Cedars Bank for $120 million in cash. Cedars Bank had $507.1 million in assets at September 30, 2005, and six branches located in Los Angeles County and a seventh branch in San Francisco, California.  The acquisition of Cedars Bank has received the approval of Cedars’ shareholders and is subject to remaining regulatory approval. The transaction is currently expected to close in early January 2006. Upon completion of the acquisition, Cedars Bank will be merged into Pacific Western.

As of September 30, 2005, on a pro forma consolidated basis with Foothill Independent Bancorp, Cedars Bank, and Pacific Liberty Bank, the acquisition of which was completed on October 7, 2005, First Community would have had approximately $4.6 billion in assets with 59 branches throughout Southern California, and 1 branch in Northern California.  Of that, Pacific Western would have had on a pro forma basis approximately $3.4 billion in assets and 47 branches.

Castle Creek Financial LLC acted as financial advisor to First Community and Houlihan Lokey Howard & Zukin acted as financial advisor to Foothill in connection with the transaction.

ABOUT FIRST COMMUNITY BANCORP

First Community Bancorp is a bank holding company with $3.1 billion in assets as of September 30, 2005, and two wholly-owned banking subsidiaries, Pacific Western National Bank and First National Bank. Through the banks’ 41 full-service community banking branches, including the branches acquired in the acquisition of Pacific Liberty Bank, First Community provides commercial banking services, including real estate, construction and commercial loans, to small and medium-sized businesses. Pacific Western National Bank has 28 branches throughout Los Angeles, Orange, Riverside and San Bernardino Counties, and First National Bank has 13 branches across San Diego County. Through its subsidiary FC Financial, First National Bank provides working capital financing to growing companies located throughout the Southwest, primarily in the states of Arizona, California and Texas. Additional information regarding First Community Bancorp is available on the Internet at www.firstcommunitybancorp.com. Information regarding Pacific Western National Bank and First National Bank is also available on the Internet at www.pacificwesternbank.com and www.banksandiego.com, respectively.

ABOUT FOOTHILL INDEPENDENT BANCORP

Foothill Independent Bancorp is a one-bank holding company that owns all of the capital stock of Foothill Independent Bank, a state-chartered bank (the “Bank”).  The Bank conducts a commercial banking business in the contiguous counties of Los Angeles, San Bernardino and Riverside, California.  The Bank offers a full range of commercial banking services, including the acceptance of checking and savings deposits, and the making of various types of commercial and business loans, including credit lines and accounts receivable and inventory financing, real estate mortgage and construction loans and consumer installment loans. In addition, the Bank provides safe deposit, collection, travelers’ checks, notary public and other customary non-deposit banking services.  The Bank operates 12 banking offices, one in each of the communities of Glendora, Upland, Claremont, Irwindale, Ontario, Rancho Cucamonga, Covina, Glendale, Corona, Chino, Monrovia and Temecula California. Additional information regarding Foothill is available on the Internet at www.foothillbank.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information about First Community, Foothill Independent Bancorp, Cedars Bank and the combined companies after completion of the acquisitions.  These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of First Community and Foothill Independent Bancorp. First Community and Foothill caution readers that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to: the possibility that personnel changes will not proceed as planned; planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame; revenues are lower than expected; competitive pressure among depository institutions increases significantly; the integration of acquired businesses costs more, takes longer or is less successful than expected; the cost of additional capital is more than expected; a change in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which First Community, Cedars Bank and Foothill do business, are less favorable than expected; legislative or regulatory requirements or changes adversely affect First Community’s, Cedars Bank’s or Foothill’s respective businesses; changes in the securities markets; First Community’s ability to consummate the acquisition of Cedars Bank or Foothill, or to achieve expected synergies and operating efficiencies within expected time-frames or at all or to successfully integrate Cedars Bank’s or Foothill’s operations; regulatory approvals for the proposed acquisitions cannot be obtained on the terms expected or on the anticipated schedule; and other risks that are described in each of First Community’s and Foothill’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, First Community’s or Foothill’s results could differ materially from those expressed in, implied or projected by, such forward-looking statements. First Community and Foothill assume no obligation to update such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of First Community’s and Foothill Independent Bancorp’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K for the year ended December 31, 2004 and

Quarterly Reports on Form 10-Q for the reporting periods of 2005.  The documents filed by First Community with the SEC may be obtained free of charge at First Community’s website at www.firstcommunitybancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from First Community by requesting them in writing to First Community Bancorp c/o Pacific Western National Bank, 275 North Brea Boulevard, Brea, CA 92821; Attention: Investor Relations, or by telephone at (714) 671-6800.

The documents filed by Foothill Independent Bancorp with the SEC may be obtained free of charge at Foothill’s website at www.foothillbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Foothill by requesting them in writing to Foothill Independent Bancorp, 510 South Grand Avenue, 2d Floor, Glendora, CA 91741, Attention: Susan Hickham, Vice President – Investor Relations, or by telephone at Phone: (909) 599-9351.

This press release may be deemed to be solicitation material in respect of the proposed acquisition of Foothill Independent Bancorp. First Community and Foothill intend to file a registration statement including a joint proxy statement/prospectus and other documents regarding the proposed acquisition with the SEC.  Before making any voting or investment decision, investors and security holders of either Foothill or First Community are urged to carefully read the entire registration statement and proxy statement, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed acquisition. A definitive proxy statement will be sent to the shareholders of each institution seeking any required shareholder approval of these documents. Investors and security holders will be able to obtain the registration statement and proxy statement free of charge from First Community Bancorp by requesting them in writing from First Community Bancorp c/o Pacific Western National Bank, 275 North Brea Boulevard, Brea, CA 92821; Attention: Investor Relations, or by telephone at (714) 671-6800.

Investors and security holders will be able to obtain the registration statement and proxy statement free of charge from Foothill by requesting them in writing from Foothill Independent Bancorp, 510 South Grand Avenue, Glendora, CA 91741, Attention: Susan Hickham, Vice President – Investor Relations, or by telephone at Phone: (909) 599-9351.

First Community, its directors, executive officers and certain other persons may be soliciting proxies from First Community shareholders in favor of the approval of the acquisition.  Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and proxy statement when they become available.

Foothill, its directors, executive officers and certain other persons may be soliciting proxies from Foothill shareholders in favor of the approval of the acquisition.  Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and proxy statement when they become available.